August 17, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ihealthcare, Inc., FKA Opulent Acquisition, Inc.

Form 8-K/A

Filed July 12, 2016

File No. 000-55378

To the men and women of the SEC:

On behalf of Ihealthcare, Inc., formerly known as Opulent Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 2, 2016 addressed to Mr. Noel Mijares, the Company’s President, and CEO, with respect to the Company’s filing of its Form 8-K/A on July 12, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Business, page 5

1. We note your response to comment 1. The letter you filed as exhibit 99.1 relates to the Clinical Laboratory Improvement Amendments of 1988. Despite the CLIA waiver, the UDT cup is a medical device subject to FDA regulation under the Federal Food, Drug and Cosmetic Act. It appears that the CLIA waiver affects laboratories using the product. It does not eliminate any of the FDA regulations related to the product itself. Please revise your discussion to describe the applicable regulations and their impact on your business. For example, briefly describe the Section 510(k) requirements; explain the premarket approval/notification requirements and which ones are applicable to the product; disclose whether the product is a Class I, Class II or Class III medical device and the consequences of the classification; describe the post market surveillance requirements; and discuss any applicable regulations relating to labeling and advertising claims. Your discussion should clarify the extent to which you relied, and/or are continuing to rely, on the manufacturer to comply with these requirements and the consequences if the manufacturer does not comply with them.

Company Response:

We have added the following to page 7:

“The UDT cup is comprised of two elements, the test cup and dipcard.

Rapid Single/Multi-drug test Cup and Rapid Single/Multi-drug test Dipcard are lateral flow chromatographic immunoassays designed to qualitatively detect the presence of drugs and drug metabolites in human urine and are classified under the following product code, classification, regulatory section and panel;

Product Code;    Classification;   Regulatory Section;     Panel

DKZ     Class II          862.3100 Amphetamine test system                Toxicology (91)
DJC      Class II          862.3610 Methamphetamine test system      Toxicology (91)
DIO      Class II          21 CFR 862.3250 Cocaine test system             Toxicology (91)
DNK     Class II          21 CFR 862.3640 Morphine test system          Toxicology (91)
LDJ       Class II          21 CFR 3870 Cannabinoid test system             Toxicology (91)
DIS       Class II          21 CFR 862.3150 Barbiturate test system        Toxicology (91)
JXM      Class II         21 CFR 862.3170 Benzodiazepine test system Toxicology (91)
DJR       Class II         21 CFR 862.3620 Methadone test system        Toxicology (91)
DJG       Class II         21 CFR 862.3650 Opiate test system                 Toxicology (91)
LCM      Unclassified Enzyme immunoassay, Phencyclidine test system Toxicology (91)

The class to which your device is assigned determines the type of premarketing submission/application required for FDA clearance to market. If your device is classified as Class I or II, and if it is not exempt, a 510k will be required for marketing.

A company that intends to market in the US a Class I, II, or III medical device intended for human use, for which a Premarket Approval (PMA) is not required, must submit a 510(k) to the FDA unless the device is exempt from the 510(k) requirements of the Federal Food, Drug, and Cosmetic Act (the Act) and does not exceed the limitations of exemptions for each of the device classification regulations (Section .9 of 21 CFR Parts 862 through 892, e.g., 21 CFR 862.9, 21 CFR 864.9, etc.). Under section 510(k) of the FD&C Act, a manufacturer must submit a 510(k) to FDA at least 90 days before introducing, or delivering for introduction, a device into interstate commerce for commercial distribution so the Agency can determine whether or not the device meets the criteria for market clearance (Sections 510(k) and (n) of the FD&C Act (21 U.S.C. §§ 360(k) & (n))). The Agency bases its decision on whether the device is substantially equivalent (SE) to a legally marketed (predicate) device (Section 513(i) of the FD&C Act (21 U.S.C. § 360c(i))). The device cannot be commercialized until FDA issues an order (510(k) clearance) stating that the device has been determined to be SE (Section 513(f)(1) of the FD&C Act (21 U.S.C. § 360c(f)(1)))

Currently, we do not know the identity of the manufacturer of the UDT Cup. Our supplier, Innovative Laboratory Solutions is the only party we are aware of who knows the identity of the manufacturer of the cup. We rely in totality that the manufacturer, of which we do not know the identity of, is in compliance with the 510(k) requirements for the UDT cup.

ILS has informed us that the UDT cup is in compliance with the above and the 510(k) clearance date of the UDT Cup is December 19, 2014. ILS is required under out sales and marketing distribution agreement to remain in full compliance with all current and future regulations.

A 510(k) requires demonstration of substantial equivalence to another legally U.S. marketed device. Substantial equivalence means that the new device is at least as safe and effective as the predicate. As mentioned previously the ILS Cup is a device classified as a Rapid Single/Multi-drug Test Cup and Rapid Single/Multi-drug Test Dipcard.

A device is substantially equivalent if, in comparison to a predicate it:

a. has the same intended use as the predicate; and
b. has the same technological characteristics as the predicate; or
c. has the same intended use as the predicate; and
d. has different technological characteristics and the information submitted to FDA;
e. does not raise new questions of safety and effectiveness; and
f. demonstrates that the device is at least as safe and effective as the legally marketed device.

Medical device manufacturers involved in the distribution of devices must follow certain requirements and regulations once devices are on the market. These include such things as tracking systems, reporting of device malfunctions, serious injuries or deaths, and registering the establishments where devices are produced or distributed. Postmarket requirements also include postmarket surveillance studies required under section 522 of the act as well as post-approval studies required at the time of approval of a premarket approval (PMA), humanitarian device exemption (HDE), or product development protocol (PDP) application. In accordance with Section 522 of the Federal Food, Drug and Cosmetic Act postmarket surveillance of a class II or class III device the UDT Cup may be required if the FDA. Should this occur the FDA will send a letter requiring it. For more information regarding such an FDA request please see here: https://www.accessdata.fda.gov/scripts/cdrh/cfdocs/cfCFR/CFRSearch.cfm?fr=822.5.

The Code of Federal Regulations, Title 21, Part 201 encompasses certain requirements that must be on the labeling of any medical product which includes, but is not limited to, the name and place of business of the manufacturer, packer, or distributor, the directions for use, expiration date, and active ingredients in the product. We rely in totality on ILS, our supplier of the UDT Cup, to adhere to the appropriate product labeling so that the product is within the guidelines of Title 21, Part 201.”

Current Product(s), page 7

2. We note your response to our prior comment 2. Please re-file Exhibit 10.2 in its entirety and ensure that the text of the agreement is legible. In the alternative, to the extent you can demonstrate that disclosure of information in the agreement is likely to cause competitive harm and the information is not material to investors, you can redact limited portions of the agreement by filing a request for confidential treatment pursuant to Rule 24b-2. Please follow the procedural requirements detailed in Staff Legal Bulletin No. 1 (with addendum) (July 11, 2001). Please note that we will not grant confidential treatment for material terms to an agreement. Accordingly, for each agreement, please amend your Form 8-K to disclose the following information in the filing, as applicable:

- Each parties’ rights and obligations;

- Duration of agreement;

- Termination provisions;

- Payment provisions, which may include the following:

- Aggregate amounts paid or received to date under the agreement, including any up front or execution payments;

- Profit or revenue-sharing provisions;

- Minimum purchase requirements; and

- The nature of the “special pricing” provisions.

Company Response:

We have re-filed exhibit 10.2 so that it is legible. In addition we have filed for confidential treatment of the agreement with ILS so that the price points that, we, Ihealthcare will buy UDT Cups from ILS is kept confidential.

In the Company’s opinion it seems as if including the requested terms above would include placing close to the entirety of the exhibit into the 8k. If requested we can move the exhibit itself into the 8k and remove the agreement as an exhibit, or copy paste the entirety of the agreement into the 8k, but the Company is uncertain what is the most acceptable manner in which to proceed.

In summary we feel there is no way to simply summarize the agreement into a few brief “points” or paragraphs. However, we have added a bit of additional disclosure on page 6 referencing the exhibit: “We entered into and consummated the above agreement with ILS to sell us the UDT Cup at certain price points beginning on February 18, 2016. The term of the agreement is for a span of three years. We may buy the UDT Cup in varying quantities from ILS, provided they have enough inventory to fill our order, otherwise we will be limited to whatever they may have available at that time of order.”

Risk Factors, page 8

3. We note your response to our prior Comment 3. Please add a risk factor that clearly indicates that you do not know the identity of the manufacturer of the UDT Cup and discuss any related risks. For instance, please disclose that you are unable to verify that the manufacturer will comply with applicable rules and regulations to which the manufacturer of a medical device is subject. Please also discuss any potential product liability to which you may be exposed and your inability to assess the manufacturer’s financial ability to compensate you for any potential liabilities related to the product.

Company Response:

We have added the following risk factor on page 8:

“We cannot identify the manufacturer of the UDT Cup.

Due to our agreement with ILS, whereby they provide and will continue to provide us with UDT Cups, they have withheld the name of the manufacturer of the UDT Cup. ILS acts as the distributor who supplies us with physical inventory. Due to the fact that we have no means through which we can identify the manufacturer there are inherent related risks. We rely on ILS to verify that the manufacturer complies with applicable rules and regulations pertaining to a manufacturer of a medical device and we can not directly verify this ourselves. While we do not believe we are subject to any potential product liability, because we believe that it will be either the manufacturer or ILS who will be responsible for product liability, we cannot accurately assess the manufacturer’s financial ability to compensate us for any potential liabilities related to the product.”

4. We note your response to our prior comment 6. However, your revised disclosure does not address all of the concerns in our comment. Please revise this risk factor to explain that your exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes. Please note that this may encompass reasons other than inconvenience of physical location.

Company Response:

We have amended the disclosures on page 10 and 16 with the addition of the following information:

“In addition to the potential inconvenience of physical location, shareholders may find this choice of forum inconvenient for any number of reasons which are subjective to the shareholder(s). This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes."

The Company acknowledges that:

- we are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 17, 2016

/s/ Noel Mijares

Noel Mijares

President& CEO